                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             The Todd-AO Corporation
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    888896107
                       -----------------------------------
                                 (CUSIP Number)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2000
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            (Dates of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NOS. 888896107 (Class A Common Stock)

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
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Liberty Media Corporation
           84-1288730
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)     [ ]

           (b)     [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS 00
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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEM 2(d) or 2(e) [ ]
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           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware
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                              SOLE VOTING POWER
                        7     See Item 6.
                    ------------------------------------------------------------
  NUMBER OF                   SHARED VOTING POWER
   SHARES               8     2,347,023 (Class A Common Stock) (See Item 6)
 BENEFICIALLY       ------------------------------------------------------------
OWNED BY EACH                 SOLE DISPOSITIVE POWER
  REPORTING             9     See Item 6.
   PERSON           ------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10    See Item 6.
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           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      2,347,023 shares of Class A Common Stock
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13      Approximately 28.8% of the Class A Common Stock. See Item 5.
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   14      TYPE OF REPORTING PERSON CO
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

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                             THE TODD-AO CORPORATION

ITEM 1.    SECURITY AND ISSUER.

        Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D/A (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of The Todd-AO Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 900 N. Seward St., Hollywood, California 92075.

        This Statement is being filed by the Reporting Person solely for the purpose of (i) attaching an amendment (the "Merger Agreement Amendment") to the Agreement and Plan of Merger, dated as of December 10, 1999 (the "Merger Agreement"), with AT&T, the Reporting Person, the Issuer and B-Group Merger Corp., a Delaware corporation and wholly owned subsidiary of AT&T ("Merger Sub"), providing for the merger (the "Merger") of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation that was filed as Exhibit 7(c) to the Schedule 13D filed by the Reporting Person on January 20, 2000 relating to the Class A Common Stock of the Issuer (the "Prior Schedule 13D"),
(ii) attaching a replacement to Exhibit 7(f), the certificate of incorporation of the surviving corporation in the merger (the "Surviving Corporation Charter"), which was attached to the Prior Schedule 13D and (iii) attaching the Post-Merger Business Combinations Agreement, dated as of February 11, 2000, between Liberty and the Issuer (the "Post-Merger Business Combinations Agreement"), pursuant to which, among other things, Liberty intends to cause a company in which Liberty is planning to acquire a majority interest ("SounDelux") to become a holding company whose only asset will be a majority interest in the Issuer. The Merger Agreement Amendment provides for, among other things, a revised certificate of incorporation of the surviving corporation in the merger ("Revised Surviving Corporation Charter").

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        The Prior Schedule 13D was supplemented and amended by Amendment No. 1 to the Prior Schedule 13D filed on January 20, 2000 (together with Prior
Schedule 13D, the "Liberty Schedule 13D"). The information provided in this Amendment No. 2 is only as of June 7, 2000, the date this Amendment was filed. This Amendment No. 2 does not report any material additional information or substantive change in the information previously reported, other than (i) the Merger Agreement Amendment, (ii) the Revised Surviving Corporation Charter and
(iii) the Post-Merger Business Combinations Agreement. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to such terms in the Liberty Schedule 13D.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

        Item 7 of this Schedule 13D/A hereby reads as follows:

EXHIBIT NO.       EXHIBIT
-----------       -------
     7(a)         Amendment, dated as of March 6, 2000, to the Agreement and
                  Plan of Merger, among AT&T, Merger Sub, Liberty and the
                  Issuer, dated as of December 10, 1999.

     7(b)         Revised Surviving Corporation Charter.

     7(c)         Post-Merger Business Combinations Agreement

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2000.


                                            LIBERTY MEDIA CORPORATION



                                            By: /s/ Vivian J. Carr
                                               ---------------------------------
                                               Name:   Vivian J. Carr
                                               Title:  Vice President


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                                  EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------
    7(a)       Amendment, dated as of March 6, 2000, to the Agreement and Plan of Merger,  among AT&T, Merger Sub, Liberty and the Issuer, dated as of December 10, 1999.

    7(b)       Revised Surviving Corporation Charter.

    7(c)       Post-Merger Business Combinations Agreement


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